UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 2019

Commission File Number: 001-38333

ESTRE AMBIENTAL, INC.

4509, Avenida Brigadeiro Faria Lima, 8th Floor

Vila Olímpia, São Paulo 04538-133—SP Brazil

+55 11 2124 3100

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 22, 2019, Estre Ambiental, Inc. (the “Company”) announced that it will hold its annual general meeting of shareholders (the “AGM”) at the offices of the Company located at 4509, Avenida Brigadeiro Faria Lima, 8th Floor, Vila Olímpia, São Paulo 04538-133 — SP, Brazil on December 20, 2019 at 10.30am (São Paulo time). The AGM will be webcast live over the Internet. Shareholders entitled to attend and vote at the AGM should attend the AGM online by visiting www.virtualshareholdermeeting.com/ESTR2019 and following the instructions online. By attending the AGM online, shareholders can vote their shares electronically and submit questions during the AGM.

The board of directors of the Company has set the close of business (São Paulo time) on November 6, 2019 as the record date for the purpose of determining the shareholders of record entitled to notice of, and to vote at, the AGM or any adjournment(s) thereof.

The Company incorporates herein by reference a copy of the press release dated November 22, 2019 (attached hereto as Exhibit 99.1), a copy of the notice of AGM (attached hereto as Exhibit 99.2) and a copy of the form of proxy card (attached hereto as Exhibit 99.3).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2019

ESTRE AMBIENTAL, INC.

By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press Release entitled “Estre Ambiental to Hold its Annual General Meeting on December 20, 2019” dated November 22, 2019
Exhibit 99.2	Notice of Annual General Meeting
Exhibit 99.3	Form of Proxy Card